EXHIBIT 99.5

[NAM TAI PRESS RELEASE LETTERHEAD]

                            NAM TAI ELECTRONICS, INC.
           TCL Corporation Announces Preliminary Approval for Listing

VANCOUVER, CANADA -- January 5, 2004 -- Nam Tai Electronics, Inc. ("Nam Tai" or the "Company") (NYSE Symbol: NTE; CBOE Symbol QNA; Frankfurt Stock Exchange symbol 884852) today announced that the application for initial public offering ("IPO") of the leading PRC consumer electronics maker TCL Corporation in the PRC's A-share market, has been preliminary approved by the Listing Committee of the China Securities Regulatory Commission ("CSRC").

TCL Communication Equipment Co., Ltd. issued an announcement on the preliminary approval of the IPO application of TCL Corporation by the Listing Committee of CSRC on 31st December 2003. Pursuant to the press and reports from media, TCL Corporation plans to raise about $300 million from IPO but it is still necessary to get the formal approval of CSRC. In 2002, TCL Corporation reported sales of $2.7 billion and set up a joint venture a month ago with Thomson SA of France to make televisions and DVD players.

Nam Tai is one of the strategic investors of TCL Corporation. It invested $12 million for a 6% equity interest in TCL Corporation in January 2002. With the successful IPO of TCL Corporation, Nam Tai believes it definitely will provide Nam Tai with satisfactory investment gain. Regarding the impact of the IPO of TCL Corporation and the investment gain thereof, Nam Tai can further make a better assessment and follow up by another press release when more details of the IPO, including offering price and the number of new shares to be issued, are announced by TCL Corporation.

About TCL Corporation
---------------------

TCL Corporation is a PRC state-owned enterprise that has extensive sales and distribution channels in China. TCL Corporation's scope of business includes the import and export of raw materials, the design, manufacturing, and sales and marketing of telephones, VCD players, color television sets, cellular phones and other consumer electronic products. TCL Corporation is the No. 1 television manufacturer in PRC and is the No.5 household computer manufacturer in PRC. In addition, TCL Corporation is the No.1 domestic cellular phone manufacturer in PRC, which is ranked as China's No.1 domestic brand and third overall behind Nokia and Motorola in the PRC's cellular phone market.

About Nam Tai
-------------

We are an electronics manufacturing and design services provider to original equipment manufacturers of telecommunications and consumer electronic products. Through our electronics manufacturing services operations, we manufacture electronic components and subassemblies, including LCD panels, LCD modules, radio frequency modules, flexible printed circuit subassemblies and image sensors. These components are used in numerous electronic products, including cellular phones, laptop computers,


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digital cameras, copiers, fax machines, electronic toys, handheld video game devices and microwave ovens. We also manufacture finished products, including cellular phones, palm-sized PCs, personal digital assistants, electronic dictionaries, calculators and digital camera accessories for use with cellular phones.

Q4/03 Results & Analyst Conference Call
---------------------------------------

The Company will be on schedule to release its unaudited fourth quarter results for the period ended December 31, 2003 after the Chinese New Year holidays and after the market closes on Friday, February 6, 2004.

The Company will hold a conference call on Monday, February 9, 2004 at 10:00 a.m. Eastern Time for analysts to discuss the fourth quarter results with management. Analysts who wish to receive the toll free dial-in number for this conference call are invited to contact the Investor Relations Office at 1-800-661-8831 no later than 6:00 p.m. Eastern Time on Friday, February 6, 2003.

Shareholders, media, and interested investors are invited to listen to the live conference call over the Internet by going to http://www.namtai.com/news/news.htm and clicking on the conference call link or over the phone by dialing (612) 288-0329 just prior to its start time. Users will be asked to register with the conference call operator.

Safe Harbor
-----------

Certain statements in this press release are "forward-looking statements" within the meaning of U.S. federal securities laws. Nam Tai intends that these statements be covered by the safe harbors created under these laws. These forward-looking statements are subject to risks, uncertainties and other factors that could cause actual results to differ materially from future results expressed or implied by the forward-looking statements. Many of these factors are beyond Nam Tai's ability to control or predict. Given these uncertainties, readers are cautioned not to place undue reliance on the forward-looking statements, which only speak as of the date of this press release. Nam Tai does not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date of this press release or to reflect the occurrence of unanticipated events, except as may be required under applicable securities laws.


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